# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: SINOVAC BIOTECH LTD., CIK 0001084201
CUSIP: P8696W104
Title of class of securities: Common Shares
Address of issuer's principal executive offices: No. 39 Shangdi Xi Road, Haidian District, Beijing, China (F4), 100085
Date of event which requires filing of this statement: 03/18/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001650757
Persons authorized to receive notices and communications: Xingluo Zhu, Suite 1707-08, 17/F, One Exchange Square, 8 Connaught Place, Central, Hong Kong, Hong Kong (K3), 000000, 86-10-8593-5676

## Reporting persons
- Advantech Capital L.P. (CIK 0001650757): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 5,851,423; sole dispositive power 0; shared dispositive power 5,851,423; aggregate amount beneficially owned 5,851,423 (8.14% of the class)
  Comment: Comments to item 13: Based on 71,860,702 Common Shares of the Issuer outstanding as of March 31, 2024 according to the Issuer's annual report on Form 20-F for the fiscal year ended December 31, 2023 (the "2023 Annual Report").
- Advantech Capital Partners Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 5,851,423; sole dispositive power 0; shared dispositive power 5,851,423; aggregate amount beneficially owned 5,851,423 (8.14% of the class)
  Comment: Comments to item 13: Based on 71,860,702 Common Shares of the Issuer outstanding as of March 31, 2024 according to the 2023 Annual Report.
- Green Vision Partners Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 5,851,423; sole dispositive power 0; shared dispositive power 5,851,423; aggregate amount beneficially owned 5,851,423 (8.14% of the class)
  Comment: Comments to item 13: Based on 71,860,702 Common Shares of the Issuer outstanding as of March 31, 2024 according to the 2023 Annual Report.
- Prime Success, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 5,851,423; sole dispositive power 0; shared dispositive power 5,851,423; aggregate amount beneficially owned 5,851,423 (8.14% of the class)
  Comment: Comments to item 13: Based on 71,860,702 Common Shares of the Issuer outstanding as of March 31, 2024 according to the 2023 Annual Report.

## Item 1. Security and Issuer
Title of class of securities: Common Shares
Name of issuer: SINOVAC BIOTECH LTD.
Address of issuer's principal executive offices: No. 39 Shangdi Xi Road, Haidian District, Beijing, China (F4), 100085

## Item 2. Identity and Background
Name of person filing:
Advantech Capital L.P.
Advantech Capital Partners Ltd.
Green Vision Partners Limited
Prime Success, L.P.
(together, the "Reporting Persons")

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 1.
Residence or business address:
DMS House, 20 Genesis Close
George Town, Grand Cayman KY1-1103
Cayman Islands
Present principal occupation or employment:
The present principal occupation of the Reporting Persons is to provide investment services to the private investment funds it manages. The principal business address is DMS House, 20 Genesis Close, George Town, Grand Cayman KY1-1103, Cayman Islands.

The general partner of Advantech Capital L.P. is Advantech Capital Partners Ltd. The person controlling that general partner is Hebert Kee Chan Pang.

The shareholder of Advantech Capital Partners Ltd. is Hebert Kee Chan Pang. The directors of Advantech Capital Partners Ltd. are Hebert Kee Chan Pang, Wong Kok Wai and Niaz Ahmed Khan. Advantech Capital Partners Ltd. has no executive officer.

The shareholder of Green Vision Partners Limited is Advantech Capital Partners Ltd. The directors of Green Vision Partners Limited are Advantech Capital Partners Ltd., Yan Yang and Ivana Faltysova. Green Vision Partners Limited has no executive officer.

The general partner of Prime Success, L.P. is Green Vision Partners Limited. The person controlling that general partner is Hebert Kee Chan Pang.
Criminal convictions in the last five years: No.
Civil proceedings (securities laws) in the last five years: No.
Citizenship: Each Reporting Person is a Cayman Islands entity. Hebert Kee Chan Pang is a citizen of Malaysia. Wong Kok Wai is a citizen of Singapore. Niaz Ahmed Khan is a citizen of the United States of America. Yan Yang is a citizen of the United States of America. Ivana Faltysova is a citizen of Slovakia.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On July 2, 2018, the Issuer entered into a Securities Purchase Agreement (the "Purchase Agreement") with Prime Success, L.P. and Vivo Capital, LLC (each an "Investor"), pursuant to which the Issuer, in a private placement (the "2018 Private Placement"), issued and sold to the Investors an aggregate of 11,800,000 Common Shares (the "Shares") for an aggregate purchase price of $86,730,000, or $7.35 per Share. The Purchase Agreement is Exhibit 2 to this Schedule 13D and is incorporated herein by reference to Exhibit 99.2 to the Issuer's Report on Form 6-K furnished to the Securities and Exchange Commission on July 3, 2018 (the "Form 6-K"). Any description of the Purchase Agreement is qualified in its entirety by reference thereto. Pursuant to the Purchase Agreement, Prime Success, L.P. purchased 5,900,000 Shares for a purchase price of $43,365,000. Prime Success, L.P. issued a Promissory Note dated July 2, 2018 (the "Promissory Note"), pursuant to which it promised to pay such purchase price, plus all interest accrued thereon, to the Issuer. All sums payable under the Promissory Note were subsequently fully paid in accordance with its terms, using the Reporting Persons' own investment capital. The Promissory Note is Exhibit 3 to this Schedule 13D and is incorporated herein by reference to Exhibit 99.6 to the Form 6-K. Any description of the Promissory Note is qualified in its entirety by reference thereto.

The Reporting Person made no purchase of equity securities of the Issuer after the purchase of common shares in the 2018 Private Placement.

## Item 4. Purpose of Transaction
Purpose of transaction:
On February 28, 2025, the Issuer announced a new Board of Directors (the "New Board"). The Issuer's announcement also states that the New Board will take steps to determine the valid shares issued by the Issuer. The Reporting Persons intend to take all necessary steps to defend its entitlement in the Issuer.

The Reporting Persons understand that another shareholder of the Issuer, SAIF Partners IV L.P., submitted a requisition to the New Board, dated March 18, 2025, to convene a special shareholders' meeting for the purposes of (i) removing certain directors and (ii) electing certain other director nominees, including Mr. Yumin Qiu, a partner of Advantech Capital. The Reporting Persons intend to vote their shares in favor of such proposals at any special shareholders' meeting that may be scheduled.

Except as set forth herein and as may be necessary for defending its lawful interests in the Issuer in relation to the 2018 Private Placement either alone or in coordination with any one or more shareholders of the Issuer, the Reporting Person has no present plan or intention that would result in or relate to any of the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D. Depending on discussion with other shareholders of the Issuer, the financial condition, results of operations and prospects of the Issuer and other factors that the Reporting Persons deem relevant, the Reporting Persons may take steps and pursue other plans or proposals that relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

The filing of this Amendment shall not be construed as an admission that the Reporting Persons and their affiliates, on the one hand, and any other shareholders of the Issuer and their affiliates, on the other hand, are a group, or have agreed to act as a group with each other for purposes of Section 13(d) of the Act or for any other purpose. The Reporting Persons expressly disclaim beneficial ownership of the common shares beneficially owned by other shareholders of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Schedule 13D.
Number of shares as to which each person has sole or shared power to vote or dispose: The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Schedule 13D.
Transactions in the class effected during the past sixty days: No Reporting Person has, and to the knowledge of the Reporting Persons, no Person named in Item 2 to this Schedule 13D has, effected any other transactions in the securities of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as otherwise described herein, and to the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
In connection with the Purchase Agreement, the Issuer entered into a Shareholders Agreement with the Investors (the "Shareholders Agreement"). The Shareholders Agreement is Exhibit 4 to this Schedule 13D and is incorporated herein by reference to Exhibit 99.4 to the Form 6-K. Any description of the Shareholders Agreement is qualified in its entirety by reference thereto.

In connection with the Purchase Agreement, the Issuer entered into a Registration Rights Agreement with the Investors (the "Registration Rights Agreement"). The Registration Rights Agreement is Exhibit 5 to this Schedule 13D and is incorporated herein by reference to Exhibit 99.3 to the Form 6-K. Any description of the Registration Rights Agreement is qualified in its entirety by reference thereto. Pursuant to the Registration Rights Agreement the Issuer granted certain registration and other rights under the Securities Act of 1933, as amended, with respect to the Registrable Securities (as defined therein), including the Shares.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Joint Filing Agreement, dated as of March 25, 2025, by and between the Reporting Persons

Exhibit 2 - Securities Purchase Agreement, dated as of July 2, 2018, by and between the Issuer, Prime Success, L.P. and Vivo Capital, LLC (incorporated by reference to Exhibit 99.2 from the Issuer's current report on Form 6-K furnished to the Securities and Exchange Commission on July 3, 2018)

Exhibit 3 - Promissory Note, dated as of July 2, 2018, made by Prime Success, L.P. to the Issuer (incorporated by reference to Exhibit 99.6 from the Issuer's current report on Form 6-K furnished to the Securities and Exchange Commission on July 3, 2018)

Exhibit 4 - Shareholders Agreement, dated as of July 2, 2018, by and between the Issuer, Prime Success, L.P. and Vivo Capital, LLC (incorporated by reference to Exhibit 99.4 from the Issuer's current report on Form 6-K furnished to the Securities and Exchange Commission on July 3, 2018)

Exhibit 5 - Registration Rights Agreement, dated as of July 2, 2018, by and between the Issuer, Prime Success, L.P. and Vivo Capital, LLC (incorporated by reference to Exhibit 99.3 from the Issuer's current report on Form 6-K furnished to the Securities and Exchange Commission on July 3, 2018)

## Signatures
- Advantech Capital L.P.: /s/ Yan Yang, Yan Yang / Authorized Signatory (03/25/2025)
- Advantech Capital Partners Ltd.: /s/ Yan Yang, Yan Yang / Authorized Signatory (03/25/2025)
- Green Vision Partners Limited: /s/ Yan Yang, Yan Yang / Director (03/25/2025)
- Prime Success, L.P.: /s/ Yan Yang, Yan Yang / Authorized Signatory (03/25/2025)